UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PEACHTREE ALTERNATIVE STRATEGIES FUND

(Name of Subject Company (Issuer))

PEACHTREE ALTERNATIVE STRATEGIES FUND

(Name of Filing Person(s) (Issuer))

Institutional Shares

(Title of Class of Securities)

70469B 102

(CUSIP Number of Class of Securities)

Jesse D. Hallee

Secretary

Peachtree Alternative Strategies Fund

225 Pictoria Drive, Suite 450, Cincinnati, OH 45246

(513) 869-4335

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

Copy to:

Thomas G. Sheehan, Esq.

Practus, LLP

11300 Tomahawk Creek Pkwy, Suite 310

Leawood, KS 66211

(207) 553-3834

July 17, 2024

(Date Tender Offer First Published,

Sent or Given to Security Holders)

 Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	third-party tender offer subject to Rule 14d-1.

X	issuer tender offer subject to Rule 13e-4.

	going-private transaction subject to Rule 13e-3.

	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: X

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Item 1 through Item 9 and Item 11.

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the U.S. Securities and Exchange Commission on July 17, 2024 by Peachtree Alternative Strategies Fund (the “Fund”) in connection with an offer by the Fund to purchase Institutional Shares of the Fund (“Shares”) from shareholders of that class (“Shareholders”) in an aggregate amount of up to ten percent (10%) of the Fund’s net asset value as of September 30, 2024 subject to the terms and conditions set out in the related Offer to Purchase and Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed with the Statement on July 17, 2024.

This is the final amendment to the Statement and it is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

(1)	Shareholders who desired to tender their Shares, or a portion thereof, for purchase were required to submit their tenders prior to 11:59 P.M., Eastern Time, on August 14, 2024.

(2)	46,573.297 Shares were validly tendered and not withdrawn prior to the expiration of the Offer and all of those Shares were accepted for repurchase by the Fund in accordance with the terms of the Offer.

(3)	The Valuation Date of the Shares tendered pursuant to the Offer was September 30, 2024.

(4)	15 Shareholders tendered all of their Shares and received partial payment of the repurchase price in accordance with the Statement[1]. 22 Shareholders tendered a portion of their Shares and received full payment of the repurchase price. On November 4, 2024, the Fund paid the 37 Shareholders a total of $5,018,272.65 representing the amount currently payable in connection with the Offer.

Item 12(b). Filing Fee

Calculation of Filing Fee Tables

[1] In accordance with the Statement, the Fund paid 95% of the value of the Shares as of the Valuation Date. A second and final payment of the remaining 5% of the value of the Shares as of the Valuation Date will be made within sixty (60) days of the completion of the next annual audit of the Fund by the Fund’s independent registered public accountant, which is expected to be approximately June 2025.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

PEACHTREE ALTERNATIVE STRATEGIES FUND

By:	/s/ Ford Donohue_________________________
Name:	Ford Donohue
Title:	President, Principal Executive Officer

December 13, 2024

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EXHIBIT INDEX

EXHIBIT

Calculation of the Filing Fee Table

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